Exhibit (a)(1)(G)

February 14, 2003

Extension of Exchange Offer Period

Dear Option Holder:

        Our offer to exchange Stock Appreciation Rights for outstanding stock options was scheduled to expire at 5:00 p.m. on Thursday, February 13, 2003. As of that time, we have received tenders from an aggregate of 348 holders of options for a total of 218,877 shares, representing 84.2 percent of the total outstanding options. Since the number of option holders has been reduced below 300, we will be able to achieve our objective of suspending our obligations to file periodic reports with the SEC and avoid the considerable time, effort and expense of continued compliance.

        However, a total of 213 of our option holders have not yet responded to our offer. To allow these remaining holders to take advantage of our offer, we have decided to extend the expiration of the exchange offer to 5:00 p.m., Central Standard Time, on Friday, February 21, 2003. At that time, we will accept all tenders and issue SARs to the option holders who have accepted our offer.

        Option holders who take no action will retain their current options, and will not receive SARs in this exchange offer.

        Option holders who have not previously responded may elect to exchange their options for SARs by completing and signing the accompanying Letter of Transmittal in accordance with its instructions and signing the accompanying signature page to their Stock Appreciation Rights Agreement, and deliver those documents to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com. We must receive these documents by the deadline of 5:00 p.m., Central Standard Time, on February 21, 2003.

        Any option holder who has a question about the exchange offer should contact us at the address indicated above for Shareholder Relations.

Sincerely, David L. Solomon Chairman and CEO